NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

FOURTH QUARTER AND FULL-YEAR 2013 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, January 31, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its financial results for the quarter and year ended December 31, 2013. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three Months Ended		Twelve Months Ended
(US Millions, except per share amounts)	12/31/13	12/31/12	12/31/13	12/31/12
Funds from operations (1)	$134	$161	$652	$650
Net income attributable to common shareholders	152	342	1,091	1,287
Commercial property net operating income (1)	327	346	1,364	1,345
Fair value (losses) gains	(6)	238	562	1,004

Per common share - diluted
Net income	$0.25	$0.59	$1.89	$2.25
Funds from operations (1)	0.22	0.28	1.12	1.14

(1) Non-IFRS measure. See definition under “Basis of Presentation”

Funds from operations (“FFO”) for the year ended December 31, 2013 increased to $652 million or $1.12 per diluted common share, from $650 million or $1.14 per diluted common share in 2012. In the current quarter, FFO, including transaction costs of $8 million related to the acquisition of MPG Office Trust, Inc., was $134 million or $0.22 per diluted common share, compared with $161 million or $0.28 per diluted common share in the fourth quarter of 2012.

Net income attributable to common shareholders for the year ended December 31, 2013 was $1.1 billion or $1.89 per diluted common share, compared with $1.3 billion or $2.25 per diluted common share in 2012. Net income attributable to common shareholders in the fourth quarter of 2013 was $152 million or $0.25 per diluted common share, compared with $342 million or $0.59 per diluted common share in the fourth quarter of 2012. The reduction in net income for the year was due primarily to a decrease in fair value gains on the company’s investment properties, which amounted to $562 million in 2013 compared with $1 billion in 2012.

Commercial property net operating income for the year ended December 31, 2013 increased to $1.4 billion, compared with $1.3 billion in 2012. Commercial property net operating income for the fourth quarter of 2013 decreased to $327 million, compared with $346 million in the fourth quarter of 2012, largely due to the expiration of a large lease in Lower Manhattan. Excluding this expiry and the impact of foreign exchange, same property net operating income on a proportionate basis grew 1.3% during the year.

Common equity per share at December 31, 2013 increased to $21.06 from $19.80 at December 31, 2012, and earned a total return of $2.38 per diluted share representing a 12% return on opening common equity per share.

OUTLOOK

“Brookfield closed out a successful year with an extremely active fourth quarter – specifically on the leasing front as we signed 3.9 million square feet of leases globally, more than double our five-year quarterly average,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties. “The improving economy and tenant sentiment, coupled with the various growth initiatives we undertook in 2013, set the stage for future advancement and profitability for the company.”

HIGHLIGHTS OF THE FOURTH QUARTER

Leased 3.9 million square feet of space during the quarter at an average net rent of $30.98 per square foot, representing a 7% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 89.1% or 90.1% excluding properties which are currently being redeveloped.

Leasing highlights from the fourth quarter include:

Ottawa – 1,039,000 square feet

•	Executed a short-term extension and obtained approval from the Treasury Board of Canada Secretariat for an average nine-year lease with Public Works and Government Services Canada for 1,036,000 square feet at Place de Ville I & II

New York – 917,000 square feet

•	A 20-year new lease with Jones Day for 330,000 square feet at 250 Vesey St., Brookfield Place
•	A 20-year new lease with The College Board for 145,000 square feet at 250 Vesey St., Brookfield Place
•	A 15-year new lease with Bain & Company for 96,000 square feet at the Grace Building

Houston – 466,000 square feet

•	A four-year expansion with Chevron for 95,000 square feet at 1600 Smith St.
•	A five-year renewal and expansion with Macquarie for 71,000 square feet at One Allen Center
•	A seven-year renewal with Chamberlain Hrdlicka for 56,000 square feet at Two Allen Center
•	A 12-year new lease with Marsh USA for 55,000 square feet at One Allen Center

Denver – 370,000 square feet

•	A seven-year renewal and expansion with DCP Midstream for 171,000 square feet at Republic Plaza
•	An 11-year new lease with BakerHostetler for 37,000 square feet at 1801 California
•	An eight-year new lease with Kleinfelder West, Inc. for 31,000 square feet at 1801 California

Washington, D.C. – 371,000 square feet

•	A 16-year new lease with Norton Rose Fulbright for 64,000 square feet at 799 Ninth St.

•	A 16-year new lease with Nixon Peabody for 64,000 square feet at 799 Ninth St.
•	A nine-year renewal and expansion with Government Scientific Sources for 50,000 square feet at Sunrise Tech Park

Calgary – 299,000 square feet

•	A 10-year new lease with TransCanada PipeLines for 290,000 square feet at Fifth Avenue Place

Los Angeles – 268,000 square feet

•	A one-year renewal with Latham & Watkins LLP for 95,000 square feet at Gas Company Tower
•	A five-year renewal and expansion with Southern California Gas Company for 56,000 square feet at Gas Company Tower

Leased, in 2013, 1.2 million square feet at Brookfield Place New York including the major new leases executed during the fourth quarter.

Entered into a 100% pre-let agreement with Schroders at London Wall Place development. Along with JV partner Oxford Properties, signed the London-based investment management firm to a 310,000-square-foot lease for the entirety of 1 London Wall Place, the first building of the two-phase, 500,000-square-foot project in the City of London.

Acquired One North End Avenue in downtown Manhattan for $200 million. The 15-story building – home to the New York Mercantile Exchange (NYMEX) – will be integrated into the adjacent 8-million-square-foot Brookfield Place complex. Concurrent with the acquisition, NYMEX entered into a 13-year lease for 222,000 square feet following an initial 24-month lease for 449,000 square feet.

Acquired remaining 50% interest in 125 Old Broad St., London. Concurrent with the acquisition, existing financing on the property was repaid and a new £182 million financing facility was put in place.

Sold 500 Jefferson Street in Houston and a 50% interest in Metropolitan Park in Seattle for gross proceeds of approximately $81 million.

Completed property-level financings and refinancings totaling approximately $1 billion, netting proceeds of approximately $250 million. The company refinanced $400 million of debt in the United States at an average rate of 2.89% with an average term of six years; C$300 million in Canada at an average rate of 4.38% with an average term of 10 years; and £200 million in the United Kingdom at an average rate of 4.43% with an average term of six years.

Upsized corporate revolver to $1 billion from $695 million, subsequent to year-end. The upsized floating-rate credit facility holds a four-year term with two six-month extension options. The facility also features an accordion option through which Brookfield can draw an additional $250 million at the consent of the participating lending institutions.

Update on Proposed Acquisition by Brookfield Property Partners (BPY)

On December 20, 2013, the Board of Directors of BPO, based on a recommendation of the Independent Committee of the Board, announced its intention to recommend that shareholders of BPO accept BPY's proposed prorated offer of either 1.0 BPY share (67% of offer) or $20.34 in cash (33% of offer) per BPO share. BPO understands that the Offer is expected to be formally commenced by BPY in the first quarter of 2014.

GUIDANCE

Brookfield Office Properties announced full-year 2014 diluted funds from operations guidance in the range of $0.95 to $1.01 per share, with a mid-point of $0.98 per share. The primary assumptions used for the mid-point of this guidance range are:

•	An exchange rate that assumes a weaker Canadian dollar at $1.08 to US$1.00, a weaker Australian dollar at $1.12 to US$1.00, and a stronger British pound sterling at £0.61 to US$1.00;
•	A decrease in same-store commercial property net operating income of 9.7% in 2014 (remains flat excluding Brookfield Place New York);
•	Dispositions totaling net proceeds of approximately $600 million, which we expect to reinvest into our development and redevelopment initiatives; and
•	No acquisitions.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on March 31, 2014 to shareholders of record at the close of business on
February 28, 2014. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series G, H, J, K, L, N, P, R, and T preferred shares were also declared payable on March 31, 2014 to shareholders of record at the close of business on March 14, 2014, and quarterly dividends payable for the Class AAA series V, W and Y were declared payable on February 14, 2014 to shareholders of record on January 31, 2014.

Basis of Presentation

This press release and accompanying financial information make reference to commercial property net operating income, funds from operations (on a total and per share basis), total return (on a total and per share basis) and common equity per share. Commercial property net operating income, funds from operations, total return and common equity per share do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by total common shares outstanding, including potential common shares from the exercise of all options. In calculating common equity per share on a pre-tax basis, we adjust the book value of our common equity by adding back our net deferred tax liabilities.

Commercial property net operating income is an important measure that we use to assess operating performance and funds from operations is a widely used measure in analyzing the performance of real estate. We provide the components of commercial property net operating income and a reconciliation of net income attributable to common shareholders to funds from operations with the financial information accompanying this press release. We reconcile funds from operations to net income attributable to common shareholders rather than cash flow from operating activities as we believe net income attributable to common shareholders is the most comparable measure. When calculating diluted funds from operations, total return and common equity per share in this press release, we exclude the effects of settling our capital securities – corporate through the issuance of common shares as our past practice has been to redeem our capital securities – corporate for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share attributable to common shareholders is calculated in accordance with IFRS.

Forward-Looking Statements

This press release, particularly the “Outlook” and “Guidance” sections, contain “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; risks related to the proposed tender offer for any or all of our common shares from Brookfield Property Partners L.P. and the fact that our business may suffer from uncertainty surrounding the offer; and

other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2013 fourth quarter and full-year results on Friday, January 31, 2014 at 11:00 a.m. eastern time. Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.397.5355, pass code 8303659, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through March 2, 2014 by dialing 888.203.1112, pass code 8303659. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on January 31, 2014 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Inquiries: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Investor Inquiries: Matt Cherry, Director, Investor Relations and Communications

Tel: 212.417.7488; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	December 31, 2013	December 31, 2012

Assets
Investment properties
Commercial properties	$25,152	$22,442
Commercial developments	1,673	1,138
Equity accounted investments(1)	2,609	2,562
Receivables and other assets	602	734
Restricted cash and deposits	142	103
Cash and cash equivalents	713	362
Assets held for sale	-	138
Total assets	$30,891	$27,479

Liabilities
Commercial property debt	$13,785	$11,448
Accounts payable and other liabilities	1,199	1,399
Deferred tax liabilities	970	732
Liabilities associated with assets held for sale	-	70
Capital securities – corporate	628	866
Capital securities – fund subsidiaries	491	-
Total liabilities	$17,073	$14,515
Equity
Preferred equity	$1,542	$1,345
Common equity	10,791	10,086
Total shareholders’ equity	12,333	11,431
Non-controlling interests	1,485	1,533
Total equity	$13,818	$12,964
Total liabilities and equity	$30,891	$27,479
Common equity per share(2)	$21.06	$19.80
Common equity per share (pre-tax)(2)	$22.90	$21.19
(1)	Includes properties and entities held through joint ventures and associates
(2)	Non-IFRS measure. See definition under “Basis of Presentation”

 CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Twelve Months Ended
(US Millions)	12/31/13	12/31/12	12/31/13	12/31/12
Commercial property revenue	$595	$579	$2,304	$2,195
Direct commercial property expense	268	233	940	850
Interest and other income	14	24	90	87
Interest expense
Commercial property debt	159	169	626	625
Capital securities – corporate	8	12	35	50
Administrative expense	50	42	187	168
Income (loss) from continuing operations before fair value gains, share of net earnings from equity accounted investments and income taxes	124	147	606	589
Fair value gains (losses), net	(6)	238	562	1,004
Share of net earnings from equity accounted investments(1)	129	26	258	127
Income (loss) from continuing operations before income taxes	247	411	1,426	1,720
Income taxes	60	45	204	264
Income (loss) from continuing operations	187	366	1,222	1,456
Income (loss) from discontinued operations	-	9	-	12
Net income (loss)	187	375	1,222	1,468
Non-controlling interests	35	33	131	181
Net income (loss) attributable to common shareholders	$152	$342	$1,091	$1,287

(1)	Includes valuation gains of $104 million and $2 million for the three months ended December 31, 2013 and December 31, 2012, respectively, and gains of $158 million and $22 million for the year ended December 31, 2013 and December 31, 2012, respectively

	Three Months Ended		Twelve Months Ended
	12/31/13	12/31/12	12/31/13	12/31/12
Net income (loss) per share attributable to common shareholders - basic
Continuing operations	$0.26	$0.62	$2.00	$2.39
Discontinued operations	-	0.02	-	0.03
	$0.26	$0.64	$2.00	$2.42
	Three Months Ended		Twelve Months Ended
	12/31/13	12/31/12	12/31/13	12/31/12
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations	$0.25	$0.58	$1.89	$2.23
Discontinued operations	-	0.01	-	0.02
	$0.25	$0.59	$1.89	$2.25

Reconcilation to funds from operations

	Three Months Ended		Twelve Months Ended
(US Millions, except per share amounts)	12/31/13	12/31/12	12/31/13	12/31/12
Net income (loss) attributable to common shareholders	$152	$342	$1,091	$1,287
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	6	(238)	(562)	(1,004)
Fair value adjustments in net earnings from equity accounted investments	(104)	(2)	(158)	(22)
Amortization of lease incentives(1)	2	-	7	-
Non-controlling interests in above items	19	22	78	118
Income taxes	59	45	196	264
Discontinued operations(2)	-	(8)	-	7
Funds from operations	$134	$161	$652	$650
Preferred share dividends	(20)	(20)	(81)	(70)
FFO attributable to common shareholders	$114	$141	$571	$580
Weighted average common shares outstanding - diluted	510.6	507.4	509.1	506.9
FFO per diluted share(3)	$0.22	$0.28	$1.12	$1.14
(1)	FFO definition has been revised on a prospective basis to include the add-back of lease incentive amortization in accordance with NAREIT and REALpac FFO definitions
(2)	Reflects fair value and other (gains) losses net of income taxes
(3)	The calculation of FFO per diluted share includes potential common shares at December 31, 2013, and December 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities - corporate in common shares as we intend to redeem our capital securities - corporate for cash prior to conversion commercial Property net operating income

	Three Months Ended		Twelve Months Ended
(US Millions)	12/31/13	12/31/12	12/31/13	12/31/12
Commercial property revenue	$595	$579	$2,304	$2,195
Direct commercial property expense	(268)	(233)	(940)	(850)
Commercial property net operating income	$327	$346	$1,364	$1,345

TOTAL RETURN

	Three Months Ended		Twelve Months Ended
(US Millions, except per share amounts)	12/31/13	12/31/12	12/31/13	12/31/12
Funds from operations	$134	$161	$652	$650
Fair value gains, net of non-controlling interests	79	218	642	908
Preferred share dividends	(20)	(20)	(81)	(70)
Total return	$193	$359	$1,213	$1,488
Total return per diluted share(1)	$0.38	$0.71	$2.38	$2.93
(1)	The calculation of total return per diluted share includes potential common shares at December 31, 2013, and December 31, 2012, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities - corporate in common shares as we intend to redeem our capital securities - corporate for cash prior to conversion